August 24, 2015

VIA ELECTRONIC TRANSMISSION

Ms. Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Robert F. Little Chief Financial Officer Hunt Mining Corp 23800 East Appleway Liberty Lake, WA 99019 (509) 290-5659

Re:	Hunt Mining Corp Form 20-F/A-1 for the Fiscal Year Ended December 31, 2014 Filed August 6, 2015 File No. 333-182072

Dear Ms. Jenkins:

We are writing in response to the comments contained in the Staff’s letter to Tim Hunt, Chief Executive Officer of Hunt Mining Corp (the “Company”), dated August 14, 2015 (the “Comment Letter”) regarding the above referenced filing.

Owing to a combination of being short-staffed, as our controller has recently taken a job outside the mining industry, and we are in the midst of meetings to plot the future exploration activities of the company, we respectfully seek an extension to the deadline stated in your letter of August 14, 2015. We believe that we should be prepared to address all comments with a filing on or prior to Friday, September 18, 2015.

Sincerely,

/s/ Robert F. Little
Robert F. Little
Chief Financial Officer

cc: Tim Hunt, Chief Executive Officer

Hunt Mining Corp. ^ 23800 E Appleway Ave ^ Liberty Lake, WA ^ 99019